                             Filing under Rule 425
                             ---------------------

               Filer:  Burlington Northern Santa Fe Corporation
                 Companies that are the subject of the filing:
                       Canadian National Railway Company
                       North American Railways, Inc.
                     Registration Statement No. 333-94397


             BNSF's ABILITY TO OFFER COMPETITIVE, EFFICIENT AND SAFE
                               SERVICE TO SHIPPERS

     BN and Santa Fe have been able to meet fully the representations made in their October 13, 1994 merger application that the combined BNSF would provide shippers with superior service. As discussed below, BN and Santa Fe represented that, as BNSF, they would be able to improve substantially their ability to benefit shippers and employees in a number of critical areas -- including safety, customer service, efficiency and financial performance -- and BNSF has done just that.

     In this part of the Report, we provide statistical and financial analyses of BNSF performance based upon BNSF's internal data restated on a pro forma basis for 1994 and 1995, prior to the actual merger which took place on September 22, 1995. We have decided to use 1994 as the base year for these analyses because, as stated above, the merger was announced June 30, 1994. We have been successful in producing comparable data over the 1994-99 period in all cases except for on-time performance and velocity. Prior to the implementation of the TSS information system in mid-1997, on-time performance was measured differently on the BN portion of the system, and comparisons are not meaningful.

     We would be the first to admit that service slipped in the pre-1998 period as we rolled out the new TSS system across our railroad, while at the same time keeping the BN and Santa Fe's legacy systems running, and trying to ensure data consistency and accuracy. Our data shows service degradation in 1997 and in the first part of 1998, as we took on unprecedented amounts of additional business, primarily because of the UP/SPmerger implementation difficulties. Fortunately, we benefitted from the increased capital investment program initiated in 1996, and we were able to keep our system fluid. In many cases, we acted as an escape valve for western shippers. As a result, the West was able to avoid the type of difficulties most recently experienced in the Northeast when shippers were left with no alternative except trucks. As the data indicate, our continuation of capital infusion at unprecedented levels in rail history has brought BNSF to the point where we are now handling even greater volumes of traffic with 91 percent dock-to-dock, on-time results.

     The following statistical information should dispel two "conventionally held" views. First, that rail systems cannot continue to improve their results while going through the merger process -- or conversely, that a merger will cause management to take their "eye off the ball" and the companies will flounder during the period between merger announcement and consummation. In fact, both BN and Santa Fe achieved record years in 1995, and, as the pro forma results show, the improvements made in all categories between 1994 and 1995 were impressive.

     Second, there is the general perception that railroads have not captured the synergies identified in their STB applications or made good on their promises to shippers. BNSF was the first of the most recent major mergers, and we can demonstrate that we have done what we said we would for our shippers. They have clearly benefitted from the merger. In every category of safety, business growth, customer service, transportation value, efficiencies, employment security, financial performance, expanded capacity and investment in equipment and facilities, we have achieved demonstrable and quantifiable, and in many instances, dramatic improvements. Admittedly, not all of the improvements are directly attributable to the merger. Some of the benefits, especially as they pertain to growth, are a result of the opportunities afforded us by the UP/SP trackage rights. There can be no question, however, that the merger is responsible for the lion's share of our improvements.

                                    A. Safety

     Initially, and perhaps most importantly, BNSF promised the Interstate Commerce Commission5/ that it would become more competitive, and would achieve all of the anticipated improvements and efficiencies that would establish a new standard of service and expanded market access for shippers, while at the same time operating a safer railroad. In 1994, Santa Fe's chief operating officer testified that "running a safe railroad is part of our vision of industry leadership."6/ He further stated that BNSF would be committed to leadership in the rail industry in achieving the goal of attaining an injury-free workplace.

     As shown on Charts 1, 2 and 3, employee injury frequency and severity ratios have dropped 38 percent and 65 percent, respectively. Most striking, employee days lost due to injury have gone from 53,900 to 18,500 during this time period (see Chart 4). Besides

--------

5/   The Interstate Commerce Commission Termination Act of 1995 abolished the
-
ICC and created the Surface Transportation Board.

6/   Finance Docket No. 32549, Verified Statement of Donald G. McInnes, BN/SF-8,
-
at 278.

eliminating countless unnecessary pain and suffering, this 66 percent reduction is the equivalent of about 170 rail workers who can be available to provide services for the benefit of our customers and owners.

                                                                          Safety

     As Charts 5 and 6 show, train accidents per million train miles are down 32 percent since the 1995 peak, and the average annual reduction in accidents over the 1997-99 period is 140 compared with 1995. Similarly, as Charts 7 and 8 show, highway/rail crossing incidents per million train miles have dropped 40 percent since 1995. For both 1998 and 1999, the reduction is about 250 incidents per year, compared with 1995.

     Besides benefitting our employees and the communities we serve, our improved safety performance has had a positive effect upon our ability to deliver our shippers' goods damage free. In fact, as Chart 9 reflects, our ratio of loss/damage to total freight revenue has dropped 34 percent since 1995.

                                                                          Safety

                                   Chart No. 1

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                    Personal Injuries per 200,000 Manhours
                                   1994-1999

                                    [CHART]

        1994       1995       1996       1997      1998      1999E
     Pro Forma   Pro Forma

        3.67       2.68       2.01       1.74      2.20      2.27

Note: 1998 and 1999 reflect change in FRA definitions
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Since 1994, reportable injury frequency has dropped 38%. The lowest ratio is a 53% reduction from 1994's results and a 35% reduction from 1995's results. After 1997, there was a 30% increase in the ratio, due principally to a change in the FRA reportable definition.
--------------------------------------------------------------------------------

                                                                          Safety

                                   Chart No. 2

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                           Personal Injuries - Total
                                   1994-1999

                                    [CHART]

        1994       1995       1996       1997      1998      1999E
     Pro Forma   Pro Forma

        1,168      1,181       879        789      1,014      979

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Reported injuries have dropped by 39% since 1994. Again, the low point was 1997 when the 789 reportable injuries constituted a 51% reduction from 1994.
--------------------------------------------------------------------------------

                                                                          Safety

                                   Chart No. 3

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                      Lost Workdays per 200,000 Manhours
                                   1994-1999

                                    [CHART]

        1994       1995       1996       1997      1998      1999E
     Pro Forma   Pro Forma

       122.3       88.3       59.8       46.0      43.6      43.0

--------------------------------------------------------------------------------

                                                                          Safety

--------------------------------------------------------------------------------
A key measure of severity is the ratio of lost work days per 200,000 hours worked because the size of BNSF's workforce and the number of hours worked fluctuate each year. Lost workday frequency has improved every year since the merger was announced. 1999's 43 lost workday ratio represents a 65% reduction compared to 1994.
--------------------------------------------------------------------------------
                                  Chart No. 4

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                      Lost Workdays - Total in Thousands
                                   1994-1999

                                    [CHART]

        1994       1995       1996       1997      1998      1999
     Pro Forma   Pro Forma

        53.9       39.1       26.2       20.9      20.1      18.5

--------------------------------------------------------------------------------

                                                                          Safety

--------------------------------------------------------------------------------
Total lost work days have dropped by about 35,400. This is a 66% reduction. Besides the elimination of human pain and suffering, the improvement represents the equivalent of 170 yearly full-time employees who can be available to serve our customers.
--------------------------------------------------------------------------------
                                   Chart No. 5

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                 Train Accidents per Million Train Miles (MTM)
                                   1994-1999

                                    [CHART]

        1994       1995       1996       1997      1998      1999
     Pro Forma   Pro Forma

        3.64       3.98       3.43       2.84      2.67      2.72

--------------------------------------------------------------------------------

                                                                          Safety

--------------------------------------------------------------------------------
This rate peaked in 1995. Since then it has dropped 32%.
--------------------------------------------------------------------------------

                                                                          Safety

                                   Chart No. 6

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                            Train Accidents - Total
                                   1994-1999

                                    [CHART]

        1994       1995       1996       1997      1998      1999
     Pro Forma   Pro Forma
                              Number of Accidents

         515        580        454        439       435       442

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Between 1995 and 1999, we have reduced the number of accidents by about 140 a year, or 24%.
--------------------------------------------------------------------------------

                                                                          Safety

                                   Chart No. 7

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
         Highway/Rail Crossing Incidents per Million Train Miles (MTM)
                                   1994-1999

                                    [CHART]

        1994       1995       1996       1997      1998      1999
     Pro Forma   Pro Forma
                                 Incidents/MTM

        5.15       5.41       4.38       3.79      3.33      3.26

--------------------------------------------------------------------------------

                                                                          Safety


--------------------------------------------------------------------------------
A highly visible view of safety to the public is incidents between motor vehicles and trains at highway-rail crossings. Looking only at the number of highway/rail crossing incidents does not provide the full picture of our safety progress in this area. The increase in rail traffic on BNSF must be considered. The ratio of highway/rail crossing incidents to millions of train miles operated peaked in 1995. Since that time, it has dropped 40%.
--------------------------------------------------------------------------------
                                   Chart No. 8


--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                    Highway/Rail Crossing Incidents - Total
                                   1994-1999

                                    [CHART]

        1994       1995       1996       1997      1998      1999
     Pro Forma   Pro Forma
                              Number of Incidents

         729        789        632        611       540       531

--------------------------------------------------------------------------------

                                                                          Safety



--------------------------------------------------------------------------------
Over the last two years, the number of highway/rail crossing incidents has dropped about 250 incidents per year. This is a 32% reduction compared to 1995.
--------------------------------------------------------------------------------

                                                                          Safety

                                   Chart No. 9

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                       Loss/Damage % of Freight Revenue
                                   1994-1999

                                    [CHART]

        1994       1995       1996       1997      1998      1999
     Pro Forma   Pro Forma
                                       %

        0.33       0.35       0.36       0.31      0.27      0.23

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Since the merger in 1995, our loss/damage ratio has dropped by 34%.
--------------------------------------------------------------------------------

                              B. Customer Service

     In our 1994 merger application, BN and Santa Fe said that the new railroad would grow, improve and expand its transportation services, open new markets for shippers through its expanded network, and provide shippers the best transportation value for their dollar. In this section, we will demonstrate the strong progress we have made in these areas.

     In the introduction to this part of our Report, we mentioned customer volume and service. Since 1994, units, tons, and freight revenues have all increased about 20 percent. Intermodal units across selected major routes are up an impressive 40 to 70 percent, and we have exploited new intermodal lanes made possible by our merged system and the UP/SP rights. Grain traffic over single-line routes from the upper Midwest to Mexico and California is up an aggregate 40 percent. These growth increases were possible because of our focus on customer service, the scope of our network and the continued investment in locomotives, rail cars, track capacity and facilities.

     Service consistency is critical to all business sectors from coal to intermodal to carload customers. On-time performance has shown substantial improvement since 1997 and now exceeds 90 percent on a daily basis. BNSF's record-setting 91 percent on-time, system-wide performance in 1999 has never been achieved by a railroad of our size.

     Cycle times for unit coal trains are comparable to pre-merger levels in spite of a 34 percent increase in sets in service. Consistency for coal is measured by cycle performance against an historic benchmark of 100 percent. Chart 18 illustrates how our

                                                                Customer Service

coal cycle performance has varied within a small range since 1994. In 1999, because of our $2.3 billion investment in locomotives since the merger, we recorded our first improvement in coal cycle performance. At the same time, the number of coal train sets in service in 1999 was over 34 percent greater than in 1994. At the 117 percent cycle performance level for 1999, BNSF met all of its customer requirements amounting to 236 million tons of coal delivered with a virtual 100 percent on-time performance.

     For the intermodal/automotive area, service consistency is reflected by the relationship between total volume and service goals, including on-time performance as we show in Chart 14. UPS business has grown about 36 percent to almost 380,000 units/year, and in 1999 we achieved a 99.8 percent on-time UPS performance.

     While service has been improving, our customers are continuing to get a better value for their transportation dollar. Since rail deregulation began in 1980, the rail industry has provided a more than 50 percent reduction in real rail rates for shippers. Providing shippers with the best transportation value for their dollar has been part of BNSF's vision since our merger became effective. Comparing 1999 with 1994, unadjusted system revenue per ton has dropped 11 percent and, adjusted for inflation (approximately 11 percent CPI), revenue per ton is down 20 percent. The most dramatic drops have been in coal -- 18 percent and 27 percent, respectively. Agricultural products revenue per ton is actually up 2 percent since 1994, but in adjusted terms has dropped 9 percent. The numbers for intermodal are similarly up 1 percent and down 10 percent. Carload revenue per ton drops are almost as impressive as coal. Current revenue per ton is down 10

                                                                Customer Service

percent, and, adjusted for inflation, rates have dropped 20 percent. We believe that these revenues have been positively influenced by BNSF's aggressive actions to capture business available as a result of the UP/SP rights. This information is reflected in Charts 28 to 32.

     Two of the most impressive areas of growth are business to and from Mexico and business handled over the UP/SP rights. BNSF gained access to the Mexican gateway of Eagle Pass as part of our settlement with SP in the BNSF merger case. We gained access to Laredo and Brownsville as a result of the rights we gained in the UP/SP merger. Since that time, our volume of business has grown to a level of over 10,000 loads a month, which has more than tripled since 1996.

     Volumes over the UP/SP routes are approaching 30,000 units a month and are still growing. The 1999 revenues resulting from the rights have exceeded $400 million, almost twice the threshold for a Class I railroad and greater than Wisconsin Central's 1998 domestic revenues.

                                                                Customer Service

                                  Chart No. 10

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                        Total Units and Originated Tons
                                   1994-1999


                [LINE GRAPH OF TOTAL UNITS AND ORIGINATED TONS]

Units in Millions                                               Tons in Millions

6.81 units     7.10 units     6.99 units      7.34 units      7.88 units      8.06 units
 363 tons       388 tons       381 tons        385 tons        429 tons        444 tons

  1994            1995           1996            1997            1998            1999
Pro Forma       Pro Forma

--------------------------------------------------------------------------------
Since 1994, units and tons on the BNSF system have increased about 20%.
--------------------------------------------------------------------------------

                                                                Customer Service

                                  Chart No. 11

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                                Freight Revenue
                                   1994-1999


                        [LINE GRAPH OF FREIGHT REVENUE]


     BNSF                                                             Industry
$ in Billions                                                      $ in Billions

   7.7 BNSF          8.1 BNSF          8.1 BNSF          8.4 BNSF         8.9 BNSF        9.1 BNSF
30.8 Industry     32.3 Industry     32.7 Industry     33.1 Industry    33.2 Industry

   1994              1995               1996                1997             1998            1999
 Pro Forma         Pro Forma

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Freight revenue has grown by 20%, about triple that of the industry.
--------------------------------------------------------------------------------

                                                                Customer Service

                                  Chart No. 12

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                             Financial Performance
              Merger Application Revenue Projections 1995 - 1998

                                    [CHART]


                                 $ in Billions

   $8.08 Actual        $8.11 Actual        $8.21 Actual          $8.57 Actual
$8.08 Application    $8.26 Application   $8.34 Application    $8.37 Application
                                            *$0.16 UPSP          *$0.37 UPSP
      1995                   1996              1997*                1998*
    Pro Forma

*Incremental new UPSP traffic
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
BNSF exceeded the revenue projections in its merger application in 1997 and
1998.
--------------------------------------------------------------------------------

                                                                Customer Service

                                  Chart No. 13

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                         On-Time Performance - System
                                   1994-1999


                 [LINE GRAPH OF ON-TIME PERFORMANCE - SYSTEM]

Units in Millions                                                     % on Time

6.807 units     7.103 units     6.991 units     7.345 units     7.884 units     8.064 units
                                                79 on-time      82 on-time      91 on-time
                                                performance     performance     performance

  1994            1995             1996            1997            1998            1999

Comparable data available for 1997 forward
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Comparable data is available only since 1997 when TSS was installed systemwide. On-time performance for all business groups has increased since then to the point where system on-time performance exceeds 90% on-time daily for all cars and intermodal units, dock-to-dock.
--------------------------------------------------------------------------------

                                                                Customer Service

                                  Chart No. 14

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                  On-Time Performance - Intermodal/Automotive
                                   1994-1999

          [LINE GRAPH OF ON-TIME PERFORMANCE - INTERMODAL/AUTOMOTIVE]


Units in Millions                                               % on Time

2.718 units     2.791 units     2.822 units     3.118 units     3.316 units     3.453 units
                                                76 on-time      75 on-time      89 on-time
                                                performance     performance     performance

  1994            1995             1996           1997            1998             1999


Comparable data available for 1997 forward
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
BNSF has achieved its high intermodal/automotive on-time performance while increasing unit volumes 27% from 1994 to 1999.
--------------------------------------------------------------------------------

                                                                Customer Service

                                  Chart No. 15

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                        Increases in Intermodal Traffic
                                   1995-1999

                                 [MAP OF USA]


Chicago to PNW                +40%
MN to/from CA, AZ and NM     +170%
Chicago to Texas              +54%
Chicago to California         +49%
Memphis                       +68%
Texas to California           +56%
FL, GA, AL, MS and TN         +57%

        Corridor Volume Change
        ----------------------

   1995        1999        % Change
   ----        ----        --------         --------------------
                                                New Orleans
1,859,000   2,841,000        +52%                New Route


These increases speak for themselves. Intermodal traffic increases range from 40% upwards to 70% in major lanes. New lanes like Minnesota to California and the Southwest to and from New Orleans have been achieved due to our merger and UP/SP rights opportunities.

                                                                Customer Service

                                  Chart No. 16

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                   UPS Service Failures as a % of UPS Units
                                   1994-1999



           [LINE GRAPH OF UPS SERVICE FAILURES AS A % OF UPS UNITS]


% Failures                                                           Units
                                                                  (000,000)
1.1% Failures   0.5% Failures   0.7% Failures    1.3% Failures  1.3% Failures   0.3% Failures
270.1 Units     276.0 Units     298.0 Units      313.0 Units    351.0 Units     388.0 Units


  1994            1995            1996               1997            1998         1999
Pro Forma       Pro Forma



--------------------------------------------------------------------------------
BNSF now handles UPS traffic over virtually every major western transportation lane. Our volumes have grown from about 250,000 units in 1994 to 380,000 units in 1999. Our percentage on-time was 99.8% in 1999, and we handled UPS's peak during the 28 days preceding Christmas without a single operations failure for the third consecutive year.
--------------------------------------------------------------------------------

                                                                Customer Service

                                                                Customer Service

                                  Chart No. 17

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                          On-Time Performance - Coal
                                   1994-1999

                  [LINE GRAPH OF ON-TIME PERFORMANCE - COAL]

Units in Millions                                                     % on Time


1.947 Units       1.878 Units    1.854 Units     1.862 Units     2.078 Units      2.123 Units
                                                 93.6 on-time    97.6 on-time     99.5 on-time
                                                  performance     performance     performance

  1994              1995              1996            1997            1998             1999

Comparable data available for 1997 forward
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
In 1999, BNSF met all of its customer requirements amounting to 236 million tons of coal delivered with a virtual 100% on-time performance.
--------------------------------------------------------------------------------

                                                                Customer Service

                                  Chart No. 18

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                  Coal Cycle Performance and Sets in Service
                                   1994-1999

          [LINE GRAPH OF COAL CYCLE PERFORMANCE AND SETS IN SERVICE]

Cycle %                                                                     Sets

117.7 cycle%    117.0 cycle%      116.9 cycle%      121.3 cycle%     123.1 cycle%       116.7 cycle%
 245 sets        267 sets          264 sets           271 sets          319 sets         326 sets

   1994            1995               1996              1997            1998              1999
Pro Forma        Pro Forma

--------------------------------------------------------------------------------
Coal cycle performance, measured as a percentage of theoretical minimums, has remained comparable to 1994-95 levels, even with a 34% increase in unit train sets in service.
--------------------------------------------------------------------------------

                                                                Customer Service


                                  Chart No. 19

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                           Increases in Coal Traffic
                                   1995-1999

                                 [MAP OF USA]

PRB to Washington       +90%
PRB to Michigan         +19%
PRB to Alabama         +250%
PRB to Arizona      New Business


        Corridor Volume Change
        ----------------------

     1995      1999      % Change
     ----      ----      --------

   190,000   300,000       +58%

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
BNSF has handled significant increases in coal traffic in several corridors.
--------------------------------------------------------------------------------

                                                                Customer Service

                                 Chart No. 20

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                           On-Time Performance - Ag
                                  1994 - 1999

                                    [CHART]

Units in Millions                                                     % on time


0.603 Units     0.664 Units     0.585 Units     0.577 Units     0.689 Units     0.715 Units
                                                80 on-time      79 on-time      88 on-time
                                                performance     performance     performance

   1994           1995            1996            1997             1998             1999




Comparable data available for 1997 forward
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
BNSF has significantly increased on-time performance for agricultural shippers since 1997.
--------------------------------------------------------------------------------

                                                                Customer Service

                                 Chart No. 21

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                            Post Merger Grain Moves
                                   1995-1999

                                 [MAP OF USA]

Corn Dakotas to California                                       +490%
Wheat Montana to California                                      +210%
Whole Grains Midwest to California                                +30%
Beans Midwest to California New Market
Canola meal from North Dakota                                    +100%
Malt and malting barley from North Dakota New Market
Whole Grains Midwest to Texas                                     +34%

     Corridor Volume Change
     ----------------------

 1995       1999       % Change
 ----       ----       --------

54,770     76,750        +40%

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
One of the merger's benefits identified in our case was opening new markets for grain shippers in the upper Midwest. Traffic volumes on the routes identified her have grown 40% to 76,750 units.
--------------------------------------------------------------------------------

                                                                Customer Service

                                 Chart No. 22

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                         On-Time Performance - Carload
                                   1994-1999

                 [LINE GRAPH OF ON-TIME PERFORMANCE - CARLOAD]

Units in Millions                                                    % on Time

1.54 Units      1.77 Units      1.73 Units      1.79 Units      1.80 Units      1.77 Units
                                                73 On-Time      77 On-Time      86 On-Time
                                                performance     performance     performance

   1994           1995             1996            1997             1998            1999

Comparable data available for 1997 forward
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
BNSF has significantly increased on-time performance for carload shippers since 1997.
--------------------------------------------------------------------------------

                                                                Customer Service

                                 Chart No. 23

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                         Increases in Carload Traffic
                                   1995-1999

                     [MAP OF INCREASES IN CARLOAD TRAFFIC]

Forest Products Outbound from PNW
I-5 Corridor
Aggregate Traffic Southern Calif. and Texas
Steel Products

     Carload Volume Change
     ---------------------

 1995 (Est.)       1999     %Change
 -----------       ----     -------
  1,712,575     1,854,620    8.3%

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
BNSF has significantly increased on-time performance for carload shippers since 1997.
--------------------------------------------------------------------------------

                                                                Customer Service

                                 Chart No. 24

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                                 Mexico Volume

                         [LINE GRAPH OF MEXICO VOLUME]

Daily                                                           Moving
                                                                Total

January                         January                         January
 1997                            1998                            1999

*1994-1996 data not available
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
The BNSF system gained access to the Eagle Pass Mexican gateway as part of its settlement with SP in the BNSF merger case. We gained access to Laredo and Brownsville as part of the trackage rights agreement in the UP/SP case. Since 1997, loads to and from Mexico have increased to almost 120,000 units on an annual basis.
--------------------------------------------------------------------------------

                                                                Customer Service

                                 Chart No. 25

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                        Mexico Annual Units and Revenue
                                  1997 - 1999

                                    [CHART]

Units (000s)                                                       Units (000s)
    and                                                                and
$ in Millions                                                      $ in Millions




                                   82.9 Units      108.2 Units     120.0 Units
                                  125.3 Revenue    178.5 Revenue   210.8 Revenue

  1994         1995       1996         1997             1998            1999
Pro Forma   Pro Forma



*1994 - 1996 data not available
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Over $200 million in annual revenue is derived from traffic flowing into and out of Mexico on BNSF.
--------------------------------------------------------------------------------

                                                                Customer Service

                                 Chart No. 26

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                                  UPSP Volume

                          [LINE GRAPH OF UPSP VOLUME]


                                                                    Moving Total



January                January                  January                 Dec.31
 1997                   1998                     1999                    1999

*1994 - 1996 data not available
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Volumes over UP/SP lines are now approaching 30,000 carloads a month. Revenue has exceeded $400 million in 1999, and it's still growing.
--------------------------------------------------------------------------------

                                                                Customer Service

                                 Chart No. 27

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                         UPSP Annual Units and Revenue
                                   1997-1999





                   [CHART OF UPSP ANNUAL UNITS AND REVENUE]


            Units (000s)                                  Units (000s)
               and                                            and
           $ in Millions                                 $ in Millions

                                  121.4 Units     226.6 Units     280.6 Units
                                  183.2 Revenue   332.7 Revenue   404.3 Revenue

    1994       1995       1996         1997            1998           1999
 Pro Forma   Pro Forma


*1994-1996 data not available
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
BNSF units and revenue have been steadily rising on UP/SP lines with units nearly tripling during the 1997-1999 period.
--------------------------------------------------------------------------------

                                                                Customer Servive

                                 Chart No. 28

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                       Total - Revenue per Thousand RTMs
                                   1994-1999

                  1994      1995      1996      1997      1998      1999
               Pro Forma  Pro Forma
                                       $

Current           20.8      19.8      19.6      19.7      19.0      18.6
CPI Adjusted      20.8      19.3      18.6      18.2      17.3      16.6
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Between 1994 and 1999, rail rates have continued to drop both in current and adjusted (for inflation) terms. Current rates are down 11% in that time period, and adjusted rates are 20% lower.
--------------------------------------------------------------------------------

                                                                Customer Servive

                                 Chart No. 28

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                    Intermodal - Revenue per Thousand RTMs
                                   1994-1999

                                    [CHART]

                  1994      1995      1996      1997      1998      1999
               Pro Forma  Pro Forma
                                       $

Current           31.1      31.5      31.5      31.1      30.7      31.4
CPI Adjusted      31.1      30.6      29.8      28.7      27.9      28.0
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1999 current and adjusted intermodal revenue/1000 RTMs are about 1% higher and 10% lower, respectively, compared with the 1994 levels.
--------------------------------------------------------------------------------

                                                                Customer Service

                                 Chart No. 30

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                       Coal - Revenue per Thousand RTMs
                                   1994-1999

                  1994      1995      1996      1997      1998      1999
               Pro Forma  Pro Forma
                                       $

Current           12.9      11.9      11.7      11.6      11.1      10.6
CPI Adjusted      12.9      11.6      11.0      10.7      10.1       9.4

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Current coal revenue/1000 RTMs is down 18%, and adjusted revenue/1000 RTMs is down 27% since 1994.
--------------------------------------------------------------------------------

                                                                Customer Service

                                 Chart No. 31

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                    Ag Products - Revenue per Thousand RTMs
                                   1994-1999

                  1994      1995      1996      1997      1998      1999
               Pro Forma  Pro Forma
                                       $

Current           21.4      19.2      19.7      19.1      19.9      21.8
CPI Adjusted      21.4      18.6      18.6      17.6      18.1      19.4

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Current ag products revenue per 1000 RTMs rose 2%, and adjusted revenue/1000 RTMs is down 9% since 1994.
--------------------------------------------------------------------------------

                                                                Customer Service

                                 Chart No. 32

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                      Carload - Revenue per Thousand RTMs
                                   1994-1999

                                    [CHART]

                    1994       1995       1996       1997       1998       1999
                 Pro Forma   Pro Forma

Current             24.9       24.4       23.8       23.5       22.9       22.5
CPI Adjusted        24.9       23.7       22.5       21.7       20.8       20.0

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Current carload revenue/1000 RTMs fell 10%, and adjusted revenue per 1000 RTMs slipped 20% since 1994.
--------------------------------------------------------------------------------

                                                                Customer Service

                                 Chart No. 33

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                                Rate Reductions
                                   1995-1999

                                 [MAP OF USA]

Lumber                                                            -17%
Petroleum                                                         -25%
Barley                                                            -17%
Malting Barley                                                     -5%
Steel                                                             -16%
Industrial Chemicals                                              -23%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Between 1995 and 1999, BNSF rates on a number of specific commodities moving on single-line routes have been decreased between 5% and 23% in order to stimulate traffic.
--------------------------------------------------------------------------------

                                 C. Efficiency

     One of our greatest accomplishments is BNSF's reduction in cost of operating our network between 1994 and 1999. Among the efficiencies BNSF projected in 1994 which would lead to such a reduction were improved equipment utilization due to integrated dispatching and scheduling; consolidation and specialization of mechanical shops; more efficient utilization of personnel, lower equipment maintenance and maintenance of way costs; integrated train operations, and consolidation of duplicative yard and terminal functions. All of these projections have become a reality.

     At the macro level, operating expense per 1000 GTMs has dropped 22 percent. When we adjust for inflation -- using a 1994-99 cumulative RCAF factor, the real improvement is more than 27 percent. As we have already pointed out, service was improving while BNSF was reducing its operating costs. Obviously, this significant increase in efficiency is what has allowed BNSF to reduce real rail costs for our customers during this time period.

     Equally important, these improvements were not made at the expense of our employees. Although employment has been reduced from 45,700 employees in 1994 to 42,600 employees in 1999, BNSF has hired about 16,300 employees during that time, about 90 percent into various union crafts. Train, engine and yard crews and maintenance employment have now stabilized at pre-merger levels. We have made little or no reductions in those fundamental areas that could affect safety or service. Since 1995, executive, professional and administrative employment on the other hand has been

                                                                      Efficiency

reduced 27 percent and accounts for most of the reductions. We were able to do this because of two actions: centralization of clerical activities on the former BN which probably would have occurred absent a merger, and the combination of staff functions that led to elimination of redundant positions as a result of the merger. As Chart 45 shows, BNSF has continued to improve its efficiency as measured in GTMs per employee, which have risen 46 percent since 1994.

     Efficiency improvements have also been made as a result of our large investment in new locomotives. Without an adequate supply of well-maintained road locomotives, BNSF would not have been able to meet the volume demands of our shippers and their expectations for consistent, damage-free and on-time service. In response to business increases, BNSF has grown its locomotive fleet by some 900 units, or 22 percent, since 1994 while total available horsepower has grown by about 40 percent, as shown in Chart 46. Older, less efficient units have been replaced with new, higher horsepower and more environmentally efficient locomotives.

     Having enough locomotives is not enough; they must be used efficiently. BNSF tracks fleet efficiency several ways. One is locomotive utilization, which indicates the percentage of time a road locomotive is utilized in train service. Chart 47 shows that the time locomotives spend performing work has risen from
79.7 percent to 85.3 percent, a 7 percent improvement, between 1994 and 1999. Another measure of efficiency is road locomotive velocity, reported in miles per day, which BNSF began tracking in 1996. Road

                                                                      Efficiency

locomotive velocity has increased 13 percent in the last three years, as indicated in Chart

48.

     BNSF began tracking "trains held for power" during the period of rail congestion in 1997 and 1998. Chart 49 shows that the number of trains held for power each day in the second half of 1999 dropped 66 percent from peak 1998 levels. We also have been able to put locomotives in storage in order to respond to peak volume demands. During the second half of 1999, we had many days when no trains were held for power.

     Providing consistent service to customers also requires an adequate car supply and efficient utilization of car inventory. In our 1994 merger application, BN and Santa Fe pointed out that customers on both railroads would realize benefits from combining car fleets and improving utilization for the benefit of the customer's supply requirements. This has happened. BNSF's carfleet in 1999 was slightly larger than it was at merger, as Chart 50 shows. Improved cycle times have allowed us to store a significant portion of the fleet, at times as much as 10 percent. As a result, the car fleet inventory decreased by 1 percent since 1996, while we have added approximately $1 billion of revenue. Between 1996 and 1999, active car velocity has increased almost 30 percent as Chart 53 points out.

                                                                      Efficiency

                                 Chart No. 34

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                        Total GTMs - BNSF and Industry
                                   1994-1999

                [LINE GRAPH OF TOTAL GTMs - BNSF AND INDUSTRY]

     GTMS in Billions


2,257 Industry     2,421 Industry      2,462 Industry     2,559 Industry     2,623 Industry
 less BNSF           less BNSF           less BNSF          less BNSF          less BNSF
  639 BNSF            749 BNSF            748 BNSF           776 BNSF           851 BNSF          872 BNSF

   1994               1995               1996                 1997               1998             1999E
Pro Forma          Pro Forma

--------------------------------------------------------------------------------
BNSF has been handling increased GTMs relative to the other Class 1 railroads.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                 Chart No. 35

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                       Operating Expense per 1,000 GTM's
                                   1994-1999

               [LINE GRAPH OF OPERATING EXPENSE PER 1,000 GTM'S]

$
11.77 Industry     12.77 Industry      11.65 Industry     11.65 Industry     11.92 Industry
  less BNSF         less BNSF           less BNSF           less BNSF          less BNSF
 10.12 BNSF         8.74 BNSF           8.51 BNSF           8.39 BNSF          7.97 BNSF         7.87 BNSF

   1994               1995               1996                 1997               1998             1999E
Pro Forma          Pro Forma


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
BNSF's operating expense per 1000 GTMs has been reduced about 22% since 1994, while the industry has shown little or no improvement.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                 Chart No. 36

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
            Current and Adjusted Operating Expense per 1,000 GTM's
                                   1994-1999

    [LINE GRAPH OF CURRENT AND ADJUSTED OPERATING EXPENSE PER 1,000 GTM'S]
$

  10.1 Expense       8.7 Expense        8.5 Expense         8.4 Expense       8.0 Expense       7.9 Expense
  10.1 RCAF          8.4 RCAF           8.2 RCAF            7.8 RCAF          7.5 RCAF          7.4 RCAF
  Adjusted           Adjusted           Adjusted            Adjusted          Adjusted          Adjusted

   1994               1995               1996                 1997               1998             1999E
Pro Forma          Pro Forma


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Since 1994, BNSF's operating expense per 1000 GTMs has been steadily decreasing, 22% and 27% in real and adjusted terms respectively, and is now the lowest in the industry.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                 Chart No. 37

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                           Total Operating Expense*
                                   1994-1999


                   [LINE GRAPH OF TOTAL OPERATING EXPENSE*]
$ in Billions

 6.47 Expense       6.55 Expense       6.36 Expense       6.51 Expense       6.78 Expense       6.86 Expense
 6.47 RCAF          6.32 RCAF          6.14 RCAF          6.07 RCAF          6.38 RCAF          6.45 RCAF
  Adjusted           Adjusted           Adjusted           Adjusted           Adjusted           Adjusted

   1994               1995               1996                 1997               1998             1999E
Pro Forma          Pro Forma


* Reflects continuing operations adjusted for special items.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Although total operating expenses have risen about $400 million since 1994, more than $1 billion of new revenue has been added. On an inflation adjusted basis, operating expenses have been flat.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                 Chart No. 38

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                              Operating Expense*
                                   1994-1999

                                    [CHART]

1994 Expense          Volume        Inflation     Initiatives    1999 Expense
     6.47              1.19           .49            1.29           6.86 E

* Volume amount based on 18.5% increase in loaded units. Inflation of 6.5%
(RCAF - U).
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
This waterfall chart shows that BNSF's efficiency reduced overall expenses almost 2.5 times as much as the 6.5% inflation (RCAF factor) added.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                 Chart No. 39

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                                Total Employees
                                   1994-1999

                                    [CHART]

          1994       1995       1996       1997       1998       1999
       Pro Forma   Pro Forma
                                     (000)

          45.7       45.7       43.7       43.5       44.3       42.6

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Employment has dropped 3,100 since 1994-95, a 7% reduction.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 40

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                                   New Hires
                                   1994-1999

                                    [CHART]

                1994       1995       1996       1997       1998       1999
              Pro Forma   Pro Forma

Exempt and      3,349      2,521      2,221      3,947      3,258      955
Scheduled

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Over the 1994-99 period, we have hired about 16,000 employees, about five times the overall workforce reduction of 3,100 that occurred during that time period. About 90% of the new hires were in the union ranks.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 41

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                             Total TE&Y Employees
                                  1994 - 1999

                                    [CHART]

           1994       1995       1996       1997       1998       1999
        Pro Forma   Pro Forma
                                      (000)

           16.5       16.9       16.7       17.2       17.6       16.9


--------------------------------------------------------------------------------
After a small reduction in 1996, TY&E employee count rose steadily through 1998. It has returned to 1995 levels, and now is even with 1995's level. Meanwhile, the railroad has become more efficient and a great number of 12-hour tieups, dead heads, held away payments, and other penalties have been eliminated.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 42

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                  Maintenance of Way and Structure Employees
                                   1994-1999

                                    [CHART]

         1994        1995       1996       1997        1998     1999
       Pro Forma   Pro Forma
                                     (000)
         10.7        10.6       10.6       10.5        10.9     10.0

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Maintenance of way employment has been static with a 600, or 6%, reduction occurring in 1999 compared with 1995.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 43

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                      Maintenance of Equipment Employees
                                   1994-1999

                                    [CHART]

         1994        1995       1996       1997        1998     1999
       Pro Forma   Pro Forma
                                     (000)

          8.7         8.7        8.4         8.2         8.8      8.9

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
After a drop in 1996 and 1997, maintenance of equipment employment has risen about 2% compared with pre-merger levels.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 44

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
             Executive, Professional and Administrative Employees
                                   1994-1999

                                    [CHART]

         1994        1995       1996       1997        1998     1999
       Pro Forma   Pro Forma
                                     (000)

          9.8         9.5        8.0        7.6         7.1      6.9

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
The brunt of employee reductions has come in the executive, professional and administrative areas, due to clerical consolidation and elimination of redundant staff positions resulting from the merger. Since 1995, employment in this category has dropped by 2,600 jobs or 27%.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 45

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                               GTMs per Employee
                                   1994-1999

                                    [CHART]

         1994        1995       1996       1997        1998     1999
       Pro Forma   Pro Forma
                          GTMs per Employee (000,000)

         14.0        16.4       17.1       17.9        19.2     20.5

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
GTMs per employee have increased 46% since 1994.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 46

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                       Locomotives and Total Horsepower
                                   1994-1999


               [LINE CHART OF LOCOMOTIVES AND TOTAL HORSEPOWER]

Locomotives                                                     Horsepower
                                                                (000,000)
4,121 Locomotives               4,473 Locomotives               5,013 Locomotives
11.7 Horsepower                  13.0 Horsepower                15.7 Horsepower

                4,316 Locomotives               4,736 Locomotives               5,097 Locomotives
                12.3 Horsepower                 14.5 Horsepower                 16.3 Horsepower

1994            1995             1996           1997             1998            1999
Pro Forma   Pro Forma

--------------------------------------------------------------------------------
The road locomotive fleet has grown by 900 units, or 22% since 1994. Available horsepower has grown by about 40%.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 47

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                            Locomotive Utilization
                                  1994 - 1999

                                    [CHART]

          1994       1995       1996       1997       1998       1999
       Pro Forma   Pro Forma

          79.7       80.3       79.2       83.4       87.8       85.3

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
After peaking during the power shortage years of 1997 and 1998, the percentage of time that locomotives are actually pulling trains in 1999 has risen about 7% since merger.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 48


--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                      Road Locomotive Velocity, 3,000+ Hp
                                   1994-1999

                                    [CHART]

                     1997            1998            1999
                                   Miles/Day

                      251             277             283

--------------------------------------------------------------------------------
Over the last two years, road locomotive velocity has increased 13%.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 49


--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                        Average Trains Held for Power*
                                   1994-1999

                                    [CHART]

                          1997     1998     1999
                           84       94      50 32

--------------------------------------------------------------------------------
After reaching a peak in 1998, the number of trains held for power in the second half of 1999 dropped 66%.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 50


--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                               Cars Owned/Leased
                                   1994-1999

                                    [CHART]

           1994            1995       1996    1997    1998    1999
         Pro Forma      Pro Forma
                                   (000)

            95              97         96      94      97      98

--------------------------------------------------------------------------------
While the number of cars owned or leased has varied slightly from year to year, the total at year-end 1999 was 1,000 cars higher than in 1995.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 51

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                        Total and Active Car Inventory
                                   1994-1999



                [LINE CHART OF TOTAL AND ACTIVE CAR INVENTORY]


        190 Total
            Inventory
        177 Active
            Inventory     206 Total        198 Total          211 Total         203 Total
                              Inventory        Inventory          Inventory         Inventory
                          193 Active       185 Active         184 Active        182 Active
                              Inventory        Inventory          Inventory         Inventory

   1994         1995          1996              1997            1998            1999



--------------------------------------------------------------------------------
Since 1996, total car inventory has decreased 1% and active car inventory has decreased 6%, while BNSF moved an additional 1.1 million units, a 15% increase.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 52

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                                GTMs/Active Car
                                   1994-1999

                        [LINE GRAPH OF GTMS/ACTIVE CAR]

In Millions

        4.23            3.88            4.19            4.63            4.79

1994    1995            1996            1997            1998            1999
       Pro Forma

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Since merger, GTMs per active car have increased about 20%.
--------------------------------------------------------------------------------

                                                                      Efficiency

                                  Chart No. 53

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                              Active Car Velocity
                                   1994-1999

                                    [CHART]

          1994        1995       1996       1997        1998     1999
                                   Miles/Day

             0           0        132        147         154      170

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
In the three years since 1996, active car velocity has increased 29%.
--------------------------------------------------------------------------------

                            D. Financial Performance

         The increased business brought on by capacity enhancements, improved service and more efficient operations has led to improved financial performance, which is key to our continuing to meet our shippers' expectations.

         Operating income reached an estimated $2.24 billion in 1999 and has compounded at a 13.5 percent rate since 1994. Our operating ratio has decreased 9 points since 1994, reflecting the efficiencies and improvements discussed earlier. Net income has increased at a compounded rate of 16 percent per year. Earnings per share has increased at a compounded 19 percent rate. When we announced our merger in 1994, we said that we would spend about $1.5 billion in capital investment in the first full year of operation. Our steadily improving financial performance allowed BNSF to exceed that figure in 1996, and we have spent almost $10 billion in capital for the benefit of its customers in the four years since the merger. The level of spending and the improvements we have made are unprecedented in recent rail history and are 2.5 times the amount spent in the four years prior to the merger.

         Of course, all capital spending provides benefits, either direct or indirect, to shippers. What is especially important for shippers is that in the four-year period since merger we have spent almost $1.6 billion to increase rail plant capacity, which directly benefits shippers. Improvements have been made to all BNSF major routes and have been targeted to improve service for all business segments, intermodal/ automotive, coal, grain, and merchandise. The unprecedented acquisition of locomotives in the 1996-99 period, 1407 units for more than $2 billion, also has benefitted all business segments. An impressive statistic regarding our locomotive capacity is that since 1995 about 75 percent

                                                           Financial Performance

of the road fleet is either new or has undergone rehabilitation. Car overhauls and acquisitions have for the last two years been running ahead of pre-merger levels.

         Not surprisingly, capital invested in the business has increased significantly. This increase was deliberate and was done expressly to improve our ability to take care of shippers. The numbers are staggering -- an increase in capital invested of 44 percent since 1995. In spite of the increase, returns on capital have exceeded pre-merger returns in every year. BNSF's current return on capital of 9.3 percent is above our current blended cost of capital but must improve, probably by several hundred basis points, if we are to continue to justify continued capital infusions to our owners.

         BNSF's financial position has improved steadily since merger. Our debt-to-capital ratio has decreased by 420 basis points, and pre-tax interest coverage has increased by 1.2 times since 1995. BNSF is a solid investment grade company, and in 1998 we received an upgrade from Standard and Poor's to BBB+. Free cash flow after dividends, which was increasingly negative since merger, based on our conscious decision to improve shipper service, improved in 1998 and was positive in 1999. It should increase significantly in future years.

                                                           Financial Performance

                                  Chart No. 54

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                               Operating Income*
                                  1994 - 1999

                                    [CHART]

          1994       1995       1996       1997       1998       1999E
       Pro Forma   Pro Forma
                                 $ in Billions

          1.19       1.53       1.75       1.86       2.16       2.24

* Reflects continuing operations adjusted for special items.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
     Operating income has increased at a compounded 13.5% rate since 1994.
--------------------------------------------------------------------------------

                                                           Financial Performance

                                  Chart No. 55

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                            Financial Performance*
                          Operating Ratio 1994 - 1999

                                    [CHART]

          1994       1995       1996       1997       1998       1999E
       Pro Forma   Pro Forma

          84.4       81.0       78.4       77.8       75.9        75.4

* Reflects continuing operations adjusted for special items.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
The 9 point drop in operating ratio is worth $820 million, based upon revenues of $9.1 billion in 1999.
--------------------------------------------------------------------------------

                                                           Financial Performance

                                  Chart No. 56

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                            Financial Performance*
                            Net Income 1994 - 1999

                                    [CHART]

          1994       1995       1996       1997       1998       1999E
       Pro Forma   Pro Forma
                                 $ in Millions

          543        733        889        942        1,123      1,130

* Reflects continuing operations adjusted for special items.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Net income has increased at a compounded 16% rate since 1994.
--------------------------------------------------------------------------------

                                                           Financial Performance

                                  Chart No. 57

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                            Financial Performance*
                   Earnings per Share (Diluted) 1994 - 1999

                                    [CHART]

          1994       1995       1996       1997       1998       1999
       Pro Forma   Pro Forma                                   Consensus

         $1.03      $1.61      $1.91      $2.00      $2.36      $2.41

* Reflects continuing operations adjusted for special items.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Earnings per share has increased at a compounded 19% rate since 1994.
--------------------------------------------------------------------------------

                                                           Financial Performance

                                  Chart No. 58

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                               Capital Spending
                                   1994-1999

                                    [CHART]

            1994      1995      1996    1997    1998    1999
         Pro Forma  Pro Forma
                                 $ in Millions

           1,493     1,761     2,334   2,258   2,520    2,265

--------------------------------------------------------------------------------
Capital spending in the 1996-1999 period is roughly 2.5 times capital spending in the 4 previous years. In the 1996-1999 time period, almost $1.6 billion has been spent on expansion projects.
--------------------------------------------------------------------------------

                                                           Financial Performance

                                                           Financial Performance

                                  Chart No. 59

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                            Top Capital Investments
                                   1994-1999

                                 [MAP OF USA]

Stampede Pass                                               $135M
Hi-Line Double Track                                        $127M
Double/Triple Track Coal Loop                               $334M
Transcon - Double Track/Signaling                           $500M
Willow Springs/Corwith Intermodal                           $108M
Argentine Yard Carload                                      $104M
Los Angeles/Hobart Yard Intermodal                          $122M
Alliance Yard Intermodal/Carload                             $63M
UPSP Purchase                                               $151M

--------------------------------------------------------------------------------
BNSF has made significant investments in yards and facilities across its system.
--------------------------------------------------------------------------------

                                                           Financial Performance

                                  Chart No. 60

--------------------------------------------------------------------------------

                         Burlington Northern Santa Fe
                    Investments to Improve Customer Service
                                   1996-1999

                                          Total      Average/Year    % of Total
                                       -----------  --------------  ------------

Rail retied (track miles)                11,500         2,875              28
Rail relayed (track miles)                3,200           800               8
Resurfacing (track miles)                47,300        11,825             116
New rail (miles)*                           496           124              12
Additional intermodal life capacity     924,000       231,000              11
Locomotives acquired                      1,407           352              41

*Double and triple track

--------------------------------------------------------------------------------
BNSF has made significant on-going investments in track, rail and intermodal capacity.
--------------------------------------------------------------------------------

                                                           Financial Performance

                                  Chart No. 61

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                      Locomotives Acquired and Overhauled
                                   1994-1999

              [LINE GRAPH OF LOCOMOTIVES ACQUIRED AND OVERHAULED]



339 Overhauled    354 Overhauled  515 Overhauled   487 Overhauled  455 Overhauled  436 Overhauled
210 Acquired      254 Acquired    226 Acquired     299 Acquired    407 Acquired    476 Acquired

    1994            1995            1996              1997            1998            1999
 Pro Forma        Pro Forma

--------------------------------------------------------------------------------
BNSF has spent more than $2 billion to acquire locomotives in the 4 years since merger. The 1407 new locomotives and 1850 locomotives overhauled are about 75% of the current road fleet.
--------------------------------------------------------------------------------

                                                           Financial Performance

                                  Chart No. 62

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                         Cars Acquired and Overhauled
                                   1994-1999


                 [LINE GRAPH OF CARS ACQUIRED AND OVERHAULED]


3,103 Acquired      3,632 Acquired    543 Acquired        705 Acquired       4,159 Acquired      5,231 Acquired
1,249 Overhauled    1,059 Overhauled  394 Overhauled     1,368 Overhauled    2,700 Overhauled    2,329 Overhauled

    1994                1995              1996                1997                  1998            1999
 Pro Forma        Pro Forma

--------------------------------------------------------------------------------
During the first 2 years after the merger, BNSF concentrated its capital on main line capacity improvements and locomotives. In the last 2 years, car acquisitions and overhauls have exceeded pre-merger levels.
--------------------------------------------------------------------------------

                                                           Financial Performance

                                  Chart No. 63

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                            Financial Performance*
                      Total Invested Capital 1994 - 1999

                                    [CHART]

         1994       1995       1996       1997       1998       1999E
      Pro Forma   Pro Forma
                                $ in Billions

         11.4       11.3       12.7       14.4       15.6       16.3



*Reflects continuing operations adjusted for special items.


Invested capital has increased 44% since merger.

                                                           Financial Performance

                                  Chart No. 64

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                            Financial Performance*
                    Return on Invested Capital 1994 - 1999

                                    [CHART]

          1994       1995       1996       1997       1998       1999E
       Pro Forma  Pro Forma

          7.2        9.1        9.8        9.3        9.7         9.3

* Reflects continuing operations adjusted for special items.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Return on invested capital is slightly better than 1995 in spite of the 44% increase in invested capital.
--------------------------------------------------------------------------------

                                                           Financial Performance

                                  Chart No. 65

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                            Financial Performance*
                     Pre-Tax Interest Coverage 1994 - 1999

                                    [CHART]

          1994       1995       1996       1997       1998       1999E
       Pro Forma   Pro Forma

          4.3        4.5        5.8        5.3        6.0         5.7

* Reflects continuing operations adjusted for special items.


--------------------------------------------------------------------------------
Even with record company spending and a stock buyback initiated in 1998, pre-tax interest coverage has improved since merger.
--------------------------------------------------------------------------------

                                                           Financial Performance

                                  Chart No. 66

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                            Financial Performance*
                       Debt to Capital Ratio 1994 - 1999

                                    [CHART]

          1994       1995       1996       1997       1998       1999E
       Pro Forma  Pro Forma

          32.9       45.7       44.1       43.7       41.3       41.5

* Reflects continuing operations adjusted for special items.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Since merger, debt to capital has dropped by 420 basis points. The company is solid investment grade and in 1998 Standard and Poor's upgraded BNSF from BBB to BBB+.
--------------------------------------------------------------------------------

                                                           Financial Performance

                                  Chart No. 67

--------------------------------------------------------------------------------
                         Burlington Northern Santa Fe
                            Financial Performance*
                  Free Cash Flow, After Dividends 1994 - 1999

                                    [CHART]

          1994       1995       1996       1997       1998       1999E
       Pro Forma   Pro Forma
                                 $ in Millions

          -25        -110       -557       -701       -398        260



--------------------------------------------------------------------------------
Negative free cash flow of $1.656 billion in the first 3 years after merger reflects the capital program undertaken to provide shippers with improved service. Cash flow turned positive in 1999, and should increase significantly in future years.
--------------------------------------------------------------------------------

                                **************

          Any statements in this presentation concerning future economic performance or business outlook, predictions or expectations of financial or operational results, and other expressions as to matters which are not historical facts, are "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those projected in those statements. Important factors that could cause such differences include, but are not limited to, general economic downturns, which may limit demand and pricing; changes in fuel prices; labor matters and stoppages, which may affect the costs and feasibility of operations; competition and commodity concentrations, which may affect traffic and pricing levels; severe weather conditions and natural occurrences such as floods and earthquakes; regulatory and political developments, including the process of, or conditions imposed in connection with, obtaining regulatory approvals for the proposed combination with Canadian National Railway Company (CN) and the ability of the combined companies to realize the synergies expected as a result of the proposed combination. The Company assumes no obligation to update forward-looking information to reflect actual results or changed assumptions or other factors. We refer you to the documents that BNSF files from time to time with the U.S. Securities and Exchange Commission, such as reports on Form 10-K, Form 10-Q, and Form 8-K, and the registration statement for the securities to be issued in the proposed combination that has been filed by North American Railways, Inc. and CN, which contain additional important factors that could cause results to differ from current expectations and the forward-looking statements contained in this presentation.

          North American Railways, Inc. and CN have filed a registration statement on Form F-4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders meetings to be held for approval of the combination. Investors should read this document, and other documents filed with the SEC by BNSF, CN and North American Railways, Inc. regarding the combination, because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. For information concerning participants in BNSF's solicitation for proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF under SEC Rule 14a-12.